Rule 3.19A.2
                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public. Introduced 30/9/2001.

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NAME OF ENTITY               JUPITERS LIMITED
ABN                          78 010 741 045
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We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

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NAME OF DIRECTOR             Lawrence John Willett
DATE OF LAST NOTICE          29 Oct 02
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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

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Direct or indirect interest                    Indirect
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Nature of indirect interest                    Employee Share Plan
(including registered holder)                  (Australian Trustees Pty Ltd)
Note: Provide details
of the circumstances
giving rise to the
relevant interest.
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Date of change                                 15 Jan 03
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No. of securities held                         10,000 ordinary shares - direct
prior to change                                44 ordinary shares - indirect
                                               (Australian Trustees Pty Ltd
                                                - employee share plan)
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Class                                          Ordinary  Shares
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Number acquired                                40
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Number disposed                                -
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Value/Consideration                            $245
Note: If consideration
is non-cash, provide
details and estimated
valuation
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No. of securities                              10,000 ordinary shares - direct
held after change                              84 ordinary shares - indirect
                                               (Australian Trustees Pty Ltd
                                                 - employee share plan)
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Nature of change                               On-market purchase by Australian
Example: on-market trade,                      Trustees Pty Ltd in relation
off-market trade,                              to the Jupiters Limited
exercise of options,                           Employee Share Plan.
issue of securities
under dividend reinvestment
plan, participation in buy-back
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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

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Detail of contract                            -
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Nature of interest                            -
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Name of registered holder                     -
(if issued securities)
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Date of change                                -
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No. and class of securities                   -
to which interest related
prior to change
Note: Details are only
required for a contract in
relation to which the interest
has changed
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Interest acquired                             -
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Interest disposed                             -
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Value/Consideration                           -
Note: If consideration is
non-cash, provide details
and an estimated valuation
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Interest after change                         -
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PART 3 - ADDITIONAL INFORMATION: VOLUNTARY NOTIFICATION OF DIRECTOR'S SPOUSE'S
RELEVANT INTEREST IN SECURITIES
These holdings do not form part of the Director's relevant interest.
The Directors of Jupiters Limited have decided to disclose this information in the interests of good corporate governance.

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Name of spouse                               Helen Willett
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Direct or indirect interest                  Direct
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Nature of indirect interest                  -
(including registered holder)
Note: Provide details
of the circumstances giving
rise to the relevant interest.
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Number of securities held                    7,000 Ordinary Shares
                                             500 Reset Preference Shares
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Class                                        Ordinary Shares and
                                             Reset Preference Shares
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Value/Consideration                          N/A
Note: If consideration
is non-cash, provide
details and estimated
valuation
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+ See chapter 19 for defined terms.